

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



05062125

DIVISION OF
MARKET REGULATION

Act	Securities Exchange Act of 1934
Section	10(a)
Rule	Rule 10a-1
Public Availability	July 18, 2005

July 18, 2005

Ira Hammerman
Senior Vice President and General Counsel
Securities Industry Association
120 Broadway, 35th Floor
New York, NY 10271-0080



Re: ***Rule 10a-1; Exemptive Relief under Short Sale Rule***
File No.: TP-05-47

Dear Mr. Hammerman:

In your letter dated July 18, 2005, as supplemented by telephone conversations with the staff of the Division of Market Regulation ("Division"), you requested on behalf of the Securities Industry Association ("SIA") an exemption from Rule 10a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for any broker or dealer (collectively, a "broker-dealer") that facilitates customer buy or sell orders on a riskless principal basis. Specifically, the requested relief would allow broker-dealers to fill customer orders, without the restrictions of the short sale "tick" test, in the following situations: (i) a broker-dealer receives a sell order from a customer who is net "long" the securities being sold, and the broker-dealer then seeks to execute that order, either in whole or in part, by selling the security as riskless principal, even if the broker-dealer has an overall net "short" position in such security; or (ii) a broker-dealer receives a buy order from a customer, and the broker-dealer then seeks to execute that order, either in whole or in part, by purchasing the security as riskless principal, and then selling the security to the customer, even if the broker-dealer has an overall net "short" position in such security.

A copy of your letter is attached to this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

In your letter you make the following representations, among others:

(i) You state that in a riskless principal transaction, the broker-dealer submits a principal order to another market center in response to the receipt of a customer order. Upon receipt of an execution report from the other market center regarding its principal order, the broker-dealer then executes the related customer order residing on the broker-dealer's books on the same terms as its principal execution. More specifically, the

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National Association of Securities Dealers, Inc. ("NASD") rules define a riskless principal transaction as a "transaction in which a member, after having received an order to buy a security, purchases the security as principal at the same price to satisfy the order to buy or, after having received an order to sell, sells the security as principal at the same price to satisfy the order to sell."[1] You state that there are many reasons why a broker-dealer may send an order to another market center for execution, including to meet the broker-dealer's obligation to provide "best execution" to such customer order, or to facilitate price discovery and to access displayed or hidden liquidity.

(ii) You state that, absent relief, a broker-dealer may not consummate a sale transaction in a riskless principal capacity unless it has an overall net "long" position in the security being sold, or the broker-dealer effects such sale on a plus or zero-plus tick. In situations where a broker-dealer receives a customer "long" sale order, which is then forwarded to another market center by the broker-dealer for its proprietary account, such order would need to be marked "short" if the broker-dealer in fact has a proprietary net "short" position.

(iii) You note that the Commission proposed a specific exception from the proposed uniform "bid" test for broker-dealers engaged in riskless principal activity in the Regulation SHO Proposing Release.[2]

(iv) You state that a broker-dealer may receive orders from a customer who wishes to purchase securities, and the broker-dealer seeks to execute such order on a riskless principal basis by first purchasing the securities, and then selling to the customer at the same price. In the situation where the amount of securities that the broker-dealer purchases for the customer may not be sufficient to give the broker-dealer an overall net "long" position, the short sale tick test would constrain the ability of the broker-dealer to fill the customer buy order. In that such "short" sales would be effected only in response

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[1] NASD Rules 4632(d)(3)(B) (Nasdaq National Market System securities), 4642(d)(3)(B) (Nasdaq SmallCap securities), and 6420(d)(3)(B) (eligible securities).

[2] Securities Exchange Act Release No. 48709 (October 28, 2003), 68 FR 62972, 62991 (November 6, 2003) (Proposing Releas). In the Proposing Release, the Commission stated that for the purposes of the proposed exception, the position of a broker-dealer would be deemed to be the same as a customer's position, regardless of whether the broker-dealer has a proprietary net "long" or "short" position. *Id.* The Proposing Release provided the following example: if the customer seeking to sell 1,000 shares of XYZ and the customer was net short in XYZ, a market maker engaging in a riskless principal transaction on behalf of the customer would have to mark the sell order from his principal account short *regardless* of his own net position. 68 FR 62972, fn 170. In this context, the broker-dealer would effect the sale in a manner analogous to an agency execution. With respect to order marking, a short sale effected on a riskless principal basis would be marked according to the customer's, rather than the broker-dealer's, net position. In the example above, the order would be marked "short" even if the broker-dealer had a net "long" position in the security. In addition, in terms of order display, the broker-dealer's order, which would be marked short in accordance with the customer's position, should not be displayed if execution at the time of display would violate the Rule 10a-1 tick test.

to a customer buy order, this should vitiate any concerns about such sales having a depressing impact on the security's price. Your letter notes that in this regard the Commission, in granting prior relief from the tick test, had similarly noted an absence of manipulative potential where a broker-dealer is selling short to facilitate a customer buy order.

(v) You state that where a broker-dealer is facilitating a customer sale in a riskless principal transaction, because the ultimate seller is long the shares being sold, these transactions present none of the potential abuses that the short sale rule was designed to address. Moreover, you state that the application of the tick test to such riskless principal trades in fact oftentimes inhibits the broker-dealer's ability to provide timely (or any) execution to such customer long sale, in that if the broker-dealer has a net short position, it will be restricted from executing its own principal trade to complete the first leg of the riskless principal transaction. The broker-dealer would be similarly restricted from facilitating a customer who wants to purchase securities, in the event that the amount of securities that the broker-dealer purchases for the customer may not be sufficient to give the broker-dealer an overall net "long" position. As such, you represent that compliance with the tick test under these circumstances may adversely affect a broker-dealer's ability to provide best execution to a customer order.

In view of these representations, you have requested that the Commission grant any broker-dealer engaged in riskless principal transactions in the manner described herein an exemption from the tick provisions of Rule 10a-1.

Response:

Rule 200 of Regulation SHO[3] defines the term "short sale," and Rule 10a-1 governs short sales generally. Paragraph (a) of Rule 10a-1 covers transactions in any security registered on a national securities exchange, if trades in such security are reported pursuant to an "effective transaction reporting plan" ("Reported Securities"). A short sale of a Reported Security may not be effected at a price either: (1) below the last reported price of a transaction reported in the consolidated transaction reporting system ("minus tick"); or (2) at the last reported price if that price is lower than the last reported different price ("zero-minus tick").

The Commission deferred consideration of the adoption of the proposed riskless principal exception to Rule 10a-1 pending the completion of the Regulation SHO Pilot program. However, Regulation NMS was adopted on June 9, 2005, requiring, among other things, trading centers to establish, maintain, and enforce written policies and procedures reasonably designed to prevent the execution of trades at prices inferior to protected quotations displayed by other trading centers.[4] In adopting the Order

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[3] 17 CFR 242.200.

[4] 70 FR 37496 (June 29, 2005).

Protection Rule, in particular, the Commission considered several factors, including whether the rule promoted best execution of customer market orders.[5] You represent that a broker-dealer may send an order to another market center for execution in order to provide "best execution" to a customer's order, or to facilitate price discovery, and to access displayed or hidden liquidity. This would be consistent with the Order Protection Rule, as well as the proposed riskless principal exception.

Absent relief, a broker-dealer may not consummate a sale transaction from a proprietary account, including in a riskless principal capacity, unless it has an overall net "long" position in the security being sold, or if the last-reported price is a plus or zero-plus tick. Based on your representations, in particular, that: (i) where the broker-dealer is facilitating a customer sale in a riskless principal transaction, the ultimate seller has a net long position in the shares being sold; (ii) compliance with the tick test under these circumstances may adversely affect a broker-dealer's ability to provide best execution to a customer order; and (iii) the riskless principal transactions will be effected in the following manner: the broker-dealer, after having received an order to sell a security from a customer who has a net long position, will sell the security as principal at the same price to satisfy the order to sell, or, after having received an order to buy a security, will purchase the security as principal at the same price and then sell to the customer, the Division is of the view that broker-dealers facilitating customer buy and sell orders on a riskless principal basis is not inconsistent with the purposes of Rule 10a-1 of the Exchange Act, subject to the conditions specified below.

Accordingly, on the basis of your representations and the facts presented, and without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 10a-1 to permit a broker-dealer to fill customer orders, without complying with the "tick" provisions of the rule, in the following situations: (i) a broker-dealer receives a sell order from a customer who is net "long" the securities being sold, and the broker-dealer then seeks to execute that order, either in whole or in part, by selling the security as riskless principal, even if the broker-dealer has an overall net "short" position in such security; or (ii) a broker-dealer receives a buy order from a customer, and the broker-dealer then seeks to execute that order, either in whole or in part, by purchasing the security as riskless principal, and then selling the security to the customer, even if the broker-dealer has an overall net "short" position in such security, subject to the following conditions:

(i) The broker-dealer, after having received an order to sell a security from a customer who has a net "long" position, sells the security as principal at the same price to satisfy the order to sell, or, after having received an order to buy a security from a customer, purchases the security as principal at the same price and then sells to the customer;

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[5] *Id.* at 37510.

(ii) The sell or buy order must be given the same per-share price at which the broker-dealer sold or bought shares, respectively, to satisfy the facilitated order, exclusive of any explicitly disclosed markup or markdown, commission equivalent, or other fee;

(iii) The broker-dealer must have written policies and procedures in place to assure that, at a minimum: the customer order was received prior to the offsetting transaction; the offsetting transaction is allocated to a riskless principal account or customer account within 60 seconds of execution; and the broker-dealer has supervisory systems in place to produce records that enable the broker-dealer to accurately and readily reconstruct, in a time-sequenced manner, all orders effected pursuant to this exemption; and

(iv) Sales effected in reliance on this relief shall be marked "short exempt" in accordance with Rule 200(g)(2) of Regulation SHO, and in no event will such sales be marked "long."

The foregoing exemption from Rule 10a-1(a) is based solely on your representations and the facts presented, and is strictly limited to the application of this rule to the proposed transactions as described above. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts and representations. The exemption granted herein is subject to modification or revocation if at any time the Commission or the Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with broker-dealer effecting riskless principal transactions. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,



James A. Brigagliano
Assistant Director

Attachment



Securities Industry Association
1425 K Street, NW • Washington, DC 20005-3500 • (202) 216-2000, Fax (202) 216-2119 • www.sia.com, info@sia.com

July 18, 2005

James A. Brigagliano
Assistant Director
Division of Market Regulation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Exemptive Relief from Rule 10a-1 for Transactions Executed on a Riskless Principal Basis

Dear Mr. Brigagliano:

The Securities Industry Association ("SIA")[1] hereby requests that the U.S. Securities and Exchange Commission (the "Commission") grant an exemption from Rule 10a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")[2], pursuant to the Commission's authority under Rule 10a-1(f) under the Exchange Act, for any broker or dealer (collectively, a "broker-dealer") that facilitates a customer buy or sell order on a riskless principal basis. Specifically, the requested relief would allow broker-dealers to fill customer orders, without the restrictions of the short sale "tick" test, in the following situations: (i) a broker-dealer receives a sell order from a customer who is net "long" the securities being sold, and the broker-dealer then seeks to execute that order, either in whole or in part, by selling the security as riskless principal, even if the broker-dealer has an overall net "short" position in such security; or (ii) a broker-dealer receives a buy order from a customer, and the broker-dealer then seeks to execute that order, either in whole or in part, by purchasing the security as riskless principal, and then selling the security to the customer, even if the broker-dealer has an overall net "short" position in such security.

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1 The Securities Industry Association brings together the shared interests of nearly 600 securities firms to accomplish common goals. SIA's primary mission is to build and maintain public trust and confidence in the securities markets. At its core: Commitment to Clarity, a commitment to openness and understanding as the guiding principles for all interactions between investors and the firms that serve them. SIA members (including investment banks, broker-dealers, and mutual fund companies) are active in all U.S. and foreign markets and in all phases of corporate and public finance. According to the Bureau of Labor Statistics, the U.S. securities industry employs nearly 800,000 individuals, and its personnel manage the accounts of nearly 93 million investors directly and indirectly through corporate, thrift, and pension plans. In 2004, the industry generated an estimated $227.5 billion in domestic revenue and $305 billion in global revenues. (More information about SIA is available at: www.sia.com.)

2 17 CFR 240.10a-1.

I. Background

Broker-dealers frequently accept and hold market and limit orders (both marketable and non-marketable) for their customers. These orders are governed by the requirements of the Commission's order handling rules.[3] Although these orders help define the National Best Bid and Offer ("NBBO") when displayed, there are no assurances that a customer order will receive an immediate execution from other competing market centers. The broker-dealer, upon accepting such orders, must provide competitive executions in the handling of those orders.

One manner in which a broker-dealer may choose to execute a customer order is through a "riskless principal" transaction. In such a transaction, the broker-dealer submits a principal order to another market center in response to the receipt of a customer order. Upon receipt of an execution report from the other market center regarding its principal order, the broker-dealer then executes the related customer order residing on the broker-dealer's books on the same terms as its principal execution. More specifically, the National Association of Securities Dealers, Inc. ("NASD") rules define a riskless principal transaction as a "transaction in which a member, after having received an order to buy a security, purchases the security as principal at the same price to satisfy the order to buy or, after having received an order to sell, sells the security as principal at the same price to satisfy the order to sell."[4] There are many reasons why a broker-dealer may send an order to another market center for execution, including to meet the broker-dealer's obligation to provide "best execution" to such customer order, or to facilitate price discovery and to access displayed or hidden liquidity. The frequent transmission of orders by and among broker-dealers, listed exchanges and other market centers is a critical feature of our national market system.

II. Short Sale Regulation

A short sale is defined in Rule 200(a) of Regulation SHO to mean "any sale of a security which the seller does not own or any sale which is consummated by the delivery

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[3] *See generally*, Securities Exchange Act Rules 11Ac1-1 *et. seq.*

[4] NASD Rule 4632(d)(3)(B) (for Nasdaq National Market System securities), 4642(d)(3)(B) (for Nasdaq SmallCap securities), and 6420(d)(3)(B) (for eligible securities). The trade reporting rules require a riskless principal transaction in which both legs are executed at the same price ("Eligible Riskless Principal Transaction") to be reported once, in the same manner as an agency transaction, exclusive of any markup, markdown, commission equivalent, or other fee. Alternatively, a member may report a riskless principal transaction by submitting the following reports to the Nasdaq Market Center: (i) the member with the obligation to report the transaction must submit a last sale report for the initial leg of the transaction; (ii) regardless of whether a member has a reporting obligation, the firm must submit, for the offsetting "riskless" portion of the transaction, either a clearing-only report with a capacity indicator of "riskless principal," if a clearing report is necessary to clear the transaction; or a non-tape, non-clearing report with a capacity indicator of "riskless principal," if a clearing report is not necessary to clear the transaction.

of a security borrowed by, or for the account of, the seller." Exchange Act Rule 10a-1(a) governs short sales of exchange-listed securities if such transactions are made pursuant to an effective transaction reporting plan. Unless a specific exemption applies, short sales are prohibited at a price that is either (1) below the last sale price of a transaction reported in the consolidated transaction reporting plan (a "minus tick"); or (2) at the last reported sale price if that price is lower than the last reported different price (a "zero-minus tick"). The general purpose of the short sale rule is to prevent manipulative sales of a security for the purpose of accelerating a decline in the price of such security, for example through a "bear raid" where an equity security is sold short in an effort to drive down the price of the security by creating an imbalance of sell-side interest.[5]

III. Analysis

Absent relief, a broker-dealer may not consummate a sale transaction in a riskless principal capacity unless it has an overall net "long" position in the security being sold, or if the broker-dealer effects such sale on a plus or zero-plus tick. In situations where a broker-dealer receives a customer "long" sale order,[6] which is then forwarded to another market center by the broker-dealer for its proprietary account, such order would need to be marked "short" if the broker-dealer in fact has a proprietary net "short" position. This outcome seems excessive and unwarranted in situations where the ultimate beneficiary of the execution is a customer who has a "long" position in the security to be sold. Rigid application of the short sale tick test may actually result in the customer, who is in fact long the security, receiving a delayed or inferior execution or even no execution at all because of tick test restrictions.

The Commission noted these concerns in the Regulation SHO Proposing Release, and proposed a specific exception from the proposed uniform "bid" test for broker-dealers engaged in riskless principal activity.[7] In this regard, Section IX.B. of the Regulation SHO Proposing Release stated the following:

> *We believe that for the purposes of short sale regulation, the position of a broker-dealer should be deemed to be the same as a customer's position, regardless of whether the broker-dealer has a proprietary net "long" or "short" position, when the broker-dealer acts in a riskless principal capacity. We believe that in this context, the broker-dealer effects the sale in a manner analogous*

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[5] Securities Exchange Act Release No. 48709 (October 28, 2003), 68 FR 62972, 62974 (November 6, 2003) ("Regulation SHO Proposing Release").

[6] Under Rule 200(g)(1) of Regulation SHO, "[a]n order to sell shall be marked 'long' only if the seller is deemed to own the security being sold pursuant to paragraphs (a) through (f) of this [rule] and either: (i) The security to be delivered is in the physical possession or control of the broker or dealer; or (ii) It is reasonably expected that the security will be in the physical possession or control of the broker-dealer no later than the settlement of the transaction."

[7] *See, supra n. 5,* 68 FR at 62991 (proposed subsection (e)(9) of Rule 10a-1).

> *to an agency execution. A short sale effected on an agency basis is marked according to the customer's net position. We therefore propose adding an exception to the proposed bid test of Regulation SHO that would allow broker-dealers to mark such sell orders "short exempt." Allowing a broker-dealer to mark an order in this manner does not implicate the stated concerns raised by short selling, i.e., where a customer is long, specialist or market maker principal transactions should not be restricted in the same manner as short sales. (footnotes omitted)*[8]

Similarly, a broker-dealer may receive orders from a customer who wishes to purchase securities, and the broker-dealer seeks to execute such order on a riskless principal basis by first purchasing the securities, and then selling to the customer at the same price. In the situation where the amount of securities that the broker-dealer purchases for the customer may not be sufficient to give the broker-dealer an overall net "long" position, the short sale tick test would constrain the ability of the broker-dealer to fill the customer buy order. In that such "short" sales would be effected only in response to a customer buy order, this should vitiate any concerns about such sales having a depressing impact on the security's price. We note in this regard that the Commission, in granting prior relief from the tick test, had similarly noted an absence of manipulative potential where a broker-dealer is selling short to facilitate a customer buy order.[9] In addition, although the Commission declined as part of the Regulation SHO Proposing Release to incorporate a blanket exception for market makers from the proposed uniform "bid" test, the Commission did recommend an exception to allow broker-dealers to sell short at a price equal to the consolidated best bid to fill customer orders it would be required to execute pursuant to federal securities laws or SRO rules, and sought comment on the importance of a further exception to allow broker-dealers to sell short at the bid in order to provide liquidity to a customer buy order.[10]

The Commission ultimately decided to defer the adoption of the proposed uniform bid test, as well as the proposed riskless principal exception, pending the completion of the Regulation SHO Pilot program. Nevertheless, we believe that the logic of the proposed exception is sound and should be applied to current trading activity. In particular, where the broker-dealer is facilitating a customer sale, because the ultimate seller is long the shares being sold, these transactions present none of the potential abuses

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8 *Id.*

9 *See* Letter to Bernard L. Madoff Investment Securities LLC (February 9, 2001) (In granting prior exemptive relief from the tick test to allow market makers in exchange-listed securities to sell short to facilitate customer buy orders at the national best offer, the Commission had noted the assertion made in the exemptive request that such sales "do not have the potential for the types of abuses that Rule 10a-1 is designed to address, because a market maker would only be providing liquidity in response to a customer buy order." The Commission also noted the assertion that "granting a limited exemption would help a market maker's ability to provide best execution to customer orders in a decimals environment.")

10 *See, supra* n. 5, 68 FR at 62990.

that the short sale rule was designed to address. Moreover, the application of the tick test to such riskless principal trades in fact oftentimes inhibits the broker-dealer's ability to provide timely (or any) execution to such customer long sale, in that if the broker-dealer has a net short position, it will be restricted from executing its own principal trade to complete the first leg of the riskless principal transaction.[11] The broker-dealer would be similarly restricted from facilitating a customer who wants to purchase securities, in the event that the amount of securities that the broker-dealer purchases for the customer may not be sufficient to give the broker-dealer an overall net "long" position. As such, compliance with the tick test under these circumstances may adversely affect a broker-dealer's ability to provide best execution to a customer order.

IV. Conclusion

Based upon the foregoing, we respectfully request that the Commission grant the requested relief from the requirements of Rule 10a-1 under the Exchange Act for a broker-dealer that effects riskless principal transactions in the following situations: (i) a broker-dealer receives a sell order from a customer who is net "long" the securities being sold, and the broker-dealer then seeks to execute that order, either in whole or in part, by selling the security as principal, even if the broker-dealer has an overall net "short" position in such security; or (ii) a broker-dealer receives a buy order from a customer, and the broker-dealer then seeks to execute that order, either in whole or in part, by purchasing the security as principal, and then selling the security to the customer, even if the broker-dealer has an overall net "short" position in such security. The requested relief is subject to the following conditions:

- the broker-dealer, after having received an order to sell a security from a customer who has a net "long" position, sells the security as principal at the same price to satisfy the order to sell, or, after having received an order to buy a security from a customer, purchases the security as principal at the same price and then sells to the customer;

- the sell or buy order must be given the same per-share price at which the broker-dealer sold or bought shares, respectively, to satisfy the facilitated order, exclusive of any explicitly disclosed markup or markdown, commission equivalent or other fee;

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[11] We note in this regard that distinctions between riskless principal and agency orders are very technical in nature and exceptions have been provided for the execution of riskless principal trades in other areas. For example, the Commission has approved a proposal by the Nasdaq Stock Market, Inc. to establish a riskless principal customer facilitation exemption to the NASD's "Manning Interpretation." Notably, in the order approving such exemption, the Commission found that, "[a]n exemption from Manning for single-priced riskless principal transactions done by market makers who are buying or selling securities to satisfy the order(s) of other customers is consistent with the goals of Manning since the true beneficiary of the market maker's activity is another customer and not the firm's proprietary account." Securities Exchange Act Release No. 46994 (December 13, 2002), 67 FR 78033, 78035 (December 20, 2002).

- the broker-dealer must have written policies and procedures in place to assure that, at a minimum: the customer order was received prior to the offsetting transaction; the offsetting transaction is allocated to a riskless principal account or customer account within 60 seconds of execution; and the broker-dealer has supervisory systems in place to produce records that enable the broker-dealer to accurately and readily reconstruct, in a time-sequenced manner, all orders effected pursuant to this exemption;[12] and

- sales effected in reliance on this relief shall be marked "short exempt", in accordance with Rule 200(g)(2) of Regulation SHO, and in no event will such sale be marked "long".[13]

If you have any questions or require additional information, please do not hesitate to contact Amal Aly, Vice President and Associate General Counsel, at 212-608-1500 or Ann Vlcek, Vice President and Associate General Counsel, at 202-216-2000. Thank you for your attention to this request.

Very truly yours,



Ira Hammerman
Senior Vice President and General Counsel

cc: Annette L. Nazareth
Robert L.D. Colby
Larry E. Bergmann
Barbara J. Endres, Sidley Austin Brown & Wood LLP
Kevin J. Campion, Sidley Austin Brown & Wood LLP

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12 These were the same conditions as included in the Regulation SHO Proposing Release. *See, supra* n. 5. These conditions have also been incorporated into Exchange Act Rule 10b-18. 17 CFR 240.10b-18(a)(12); *see also* Securities Exchange Act Release No. 48766 (November 10, 2003), 68 FR 64952 (November 17, 2003) (release adopting amendments to Rule 10b-18).

13 In many occasions, the broker-dealer that is effecting such riskless principal transactions will be acting in the capacity of a market maker, and thus will be relying on the exception from the "locate" requirement in Rule 203(b)(2)(iii) of Regulation SHO for short sales effected in connection with bona-fide market making activities. Other broker-dealers that effect such riskless principal transactions may choose to meet their "locate" requirement on such a "short exempt" sale by relying on the fact that the customer actually owns the securities being sold, and the broker-dealer reasonably believes that the customer will be able to deliver such securities to the broker-dealer in order to satisfy the broker-dealer's delivery obligations on such sale.